SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549

                           FORM 11-K



X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 1997

                               or


    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934


           For the transition period from      to

           Commission file number


A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                     INGERSOLL-RAND COMPANY

               SAVINGS AND STOCK INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                     Ingersoll-Rand Company

                         P. O. Box 8738

                Woodcliff Lake, New Jersey 07675




                        REQUIRED INFORMATION


A.   Financial Statements and Schedules

     Index to Financial Statements

     Report of Independent Accountants

     Statements of Financial Condition at December 31, 1997 and 1996

     Statements of Income and Changes in Plan/Fund Equity for the Year Ended December 31, 1997 and 1996

     Notes to Financial Statements

     Schedule I - Item 27a - Schedule of Assets Held For
       Investment Purposes at December 31, 1997

     Schedule V - Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1997

B.   Exhibit

     Consent of Independent Accountants




                             SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                  Ingersoll-Rand Company Savings
                                    and Stock Investment Plan
                                           (Registrant)


Date June 23, 1998                By: /S/ Donald H. Rice
                                      Donald H. Rice
                                      Benefits Committee Chairman





                       INGERSOLL-RAND COMPANY
                  SAVINGS AND STOCK INVESTMENT PLAN
                    INDEX TO FINANCIAL STATEMENTS



        Report of Independent Accountants

        Statements of Financial Condition at
          December 31, 1997 and 1996
            Combined Plan Summary
            Fixed Income Fund
            Mutual Fund
            Company Stock Fund
            Loan Fund

        Statements of Income and Changes in
          Plan/Fund Equity for the years ended
          December 31, 1997 and 1996
            Combined Plan Summary
            Fixed Income Fund
            Mutual Fund
            Company Stock Fund
            Loan Fund

        Notes to Financial Statements

        Additional Information* (Combined Investment Trust):
          Schedule I - Item 27a - Schedule of Assets Held for
            Investment Purposes at December 31, 1997

          Schedule V - Item 27d - Schedule of Reportable
            Transactions for the year ended December 31, 1997

          *Other schedules required by Section 2520.103-10 of the DOL Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.




                  Report of Independent Accountants


June 5, 1998

To the Benefits Committee and Participants of the Ingersoll-Rand Company Savings and Stock Investment Plan


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial condition of the Ingersoll-Rand Company Savings and Stock Investment Plan at December 31, 1997 and 1996, and the changes in its plan equity for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Benefits Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Benefits Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedule I and Schedule V of the Combined Investment Trust is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ Price Waterhouse
Price Waterhouse LLP
Florham Park, New Jersey






                       INGERSOLL-RAND COMPANY
                  SAVINGS AND STOCK INVESTMENT PLAN
                        COMBINED PLAN SUMMARY


STATEMENTS OF FINANCIAL CONDITION
At December 31                           1997             1996

Assets:
Investments at current value:
Combined Trust Fixed Income Fund     $ 207,301,167    $140,109,747
Combined Trust Mutual Fund             297,485,385     160,370,187
Combined Trust Ingersoll-Rand
  Company Stock Fund                   279,232,315     204,726,590
                                       784,018,867     505,206,524

Participant loans receivable            29,593,236      25,013,214
Contributions receivable                 3,641,479       2,931,601
Total assets                           817,253,582     533,151,339

Plan equity                          $ 817,253,582    $533,151,339


STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
For the years ended December 31          1997             1996

Contributions:
  Participants                        $ 48,958,935    $ 40,156,217
Investment income:
  Dividends                             15,748,925      15,289,908
  Interest                              13,935,929       9,505,736
  Net appreciation of investments      127,336,002      59,074,527
    Net investment income              157,020,856      83,870,171
Total additions                        205,979,791     124,026,388

Participant withdrawals and
  distributions                         69,382,379      48,384,259
Total deductions                        69,382,379      48,384,259

Net increase prior to transfers        136,597,412      75,642,129

Transfers from other funds, net             75,161              26
Transfers from (to) other plans,
  net                                  147,429,670      (7,209,907)

Increase in plan equity                284,102,243      68,432,248

Plan equity at beginning of year       533,151,339     464,719,091

Plan equity at end of year            $817,253,582    $533,151,339

   The accompanying notes are an integral part of these financial statements.





                       INGERSOLL-RAND COMPANY
                  SAVINGS AND STOCK INVESTMENT PLAN
                          FIXED INCOME FUND


STATEMENTS OF FINANCIAL CONDITION
At December 31                           1997             1996

Assets:
Investments at current value:
Combined Trust Fixed Income Fund      $207,301,167    $140,109,747
Contributions receivable                 1,203,008       1,132,550

Total assets                           208,504,175     141,242,297

Fund equity                           $208,504,175    $141,242,297


STATEMENTS OF INCOME AND CHANGES IN FUND EQUITY
For the years ended December 31           1997            1996

Contributions:
  Participants                        $ 17,385,533    $ 16,129,982

Investment income:
  Interest                              11,766,892       7,637,984

Total additions                         29,152,425      23,767,966

Participant withdrawals and
  distributions                         28,652,944      18,802,248

Total deductions                        28,652,944      18,802,248

Net increase prior to transfers            499,481       4,965,718

Transfers (to) from other funds, net   (12,938,145)      4,922,575
Transfers from (to) other plans, net    79,700,542      (3,678,692)

Increase in fund equity                 67,261,878       6,209,601

Fund equity at beginning of year       141,242,297     135,032,696

Fund equity at end of year            $208,504,175    $141,242,297

   The accompanying notes are an integral part of these financial statements.





                       INGERSOLL-RAND COMPANY
                  SAVINGS AND STOCK INVESTMENT PLAN
                             MUTUAL FUND


STATEMENTS OF FINANCIAL CONDITION
At December 31                           1997             1996

Assets:
Investments at current value:
Combined Trust Mutual Fund            $297,485,385    $160,370,187
Contributions receivable                 1,988,616       1,386,373

Total assets                           299,474,001     161,756,560

Fund equity                           $299,474,001    $161,756,560


STATEMENTS OF INCOME AND CHANGES IN FUND EQUITY
For the years ended December 31          1997             1996

Contributions:
  Participants                        $ 25,998,175    $ 19,025,763

Investment income:
  Dividends                             11,837,276      11,564,017
  Net appreciation of investments       51,883,324      12,252,556
    Net investment income               63,720,600      23,816,573

Total additions                         89,718,775      42,842,336

Participant withdrawals and
  distributions                         20,427,493      10,423,098

Total deductions                        20,427,493      10,423,098

Net increase prior to transfers         69,291,282      32,419,238

Transfers from other funds, net          8,695,034       4,292,235
Transfers from other plans, net         59,731,125       2,896,875

Increase in fund equity                137,717,441      39,608,348

Fund equity at beginning of year       161,756,560     122,148,212

Fund equity at end of year            $299,474,001    $161,756,560


   The accompanying notes are an integral part of these financial statements.





                       INGERSOLL-RAND COMPANY
                  SAVINGS AND STOCK INVESTMENT PLAN
                         COMPANY STOCK FUND


STATEMENTS OF FINANCIAL CONDITION
At December 31                           1997             1996

Assets:
Investments at current value:
Combined Trust Ingersoll-Rand
  Company Stock Fund                  $279,232,315    $204,726,590
Contributions receivable                   449,855         412,678

Total assets                           279,682,170     205,139,268

Fund equity                           $279,682,170    $205,139,268


STATEMENTS OF INCOME AND CHANGES IN FUND EQUITY
For the years ended December 31          1997             1996

Contributions:
   Participants                       $  5,575,227    $  5,000,472

Investment Income:
  Dividends                              3,911,649       3,725,891
  Net appreciation of investments       75,452,678      46,821,971
    Net investment income               79,364,327      50,547,862

Total additions                         84,939,554      55,548,334

Participant withdrawals and
  distributions                         19,084,567      18,016,417

Total deductions                        19,084,567      18,016,417

Net increase prior to transfers         65,854,987      37,531,917

Transfers from (to) other funds, net     4,505,992      (9,572,174)
Transfers from (to) other plans, net     4,181,923      (6,237,872)

Increase in fund equity                 74,542,902      21,721,871

Fund equity at beginning of year       205,139,268     183,417,397

Fund equity at end of year            $279,682,170    $205,139,268


   The accompanying notes are an integral part of these financial statements.





                       INGERSOLL-RAND COMPANY
                  SAVINGS AND STOCK INVESTMENT PLAN
                              LOAN FUND


STATEMENTS OF FINANCIAL CONDITION
At December 31                           1997             1996

Participant loans receivable          $ 29,593,236    $ 25,013,214

Fund equity                           $ 29,593,236    $ 25,013,214


STATEMENTS OF INCOME AND CHANGES IN
FUND EQUITY
For the years ended December 31          1997             1996

Transfers from other funds for loans  $ 14,223,700    $ 12,785,012

Interest income from loans               2,169,037       1,867,752
Transfers from other plans               3,816,080           -

Total additions                         20,208,817      14,652,764

Transfers to other funds for
  repayments                            14,411,420      12,427,622
Transfers to other plans                     -             190,218
Participant distributions                1,217,375       1,142,496

Total deductions                        15,628,795      13,760,336

Increase in fund equity                  4,580,022         892,428

Fund equity at beginning of year        25,013,214      24,120,786

Fund equity at end of year            $ 29,593,236    $ 25,013,214


   The accompanying notes are an integral part of these financial statements.




                       INGERSOLL-RAND COMPANY
                  SAVINGS AND STOCK INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN:

The following brief description of the Ingersoll-Rand Company Savings and Stock Investment Plan ("Plan") is for general information purposes. Participants should refer to the Plan document for more complete information.

The Ingersoll-Rand Company ("Company") adopted the Plan for eligible employees at participating locations. Eligible employees may participate the first day of the month following 30 calendar days of employment.

Effective March 1, 1997, the Ingersoll-Rand Company Hourly Pension Plan (Plan 45), the Clark Savings and Investment Plan and the Ingersoll-Rand Company Retirement Account Plan were merged into the Ingersoll-Rand Company Savings and Stock Investment Plan. Existing participant balances in these plans were transferred to the investment options available in the Ingersoll-Rand Company Savings and Stock Investment Plan that were elected by each participant.

Participants may contribute as basic contributions one to six percent (in whole percentages) of their compensation through payroll deductions. Participants contributing six percent of compensation may contribute an additional one to ten percent of compensation as supplemental contributions. Only basic contributions receive Company matching contributions. Participants may use before- or after-tax dollars for part or all of their contributions. Contributions are subject to varying limitations to ensure compliance with Internal Revenue Code requirements. Participants may change their contribution amounts at any time effective the first pay period of the following month, by contacting the recordkeeper through its Benefits Information Line (BIL).

The Plan assets are held in the Combined Investment Trust ("Combined Trust"), together with assets from other participating plans.

Participants may invest their contributions, in multiples of one percent, in one or more of the following funds:

   o Fixed Income Fund - A fund that invests in securities that produce a fixed rate of return. Investments may include United States government securities, corporate bonds, notes, debentures, convertible securities, preferred stocks, investment funds or investment contracts.

   o Mutual Fund - Prior to March 1, 1997, participants could select from the following mutual funds: Fidelity Fund, Fidelity Growth and Income Portfolio, Fidelity U.S. Equity Index Portfolio, and Fidelity Magellan Fund. After March 1, 1997, participants can select from the following mutual funds: Templeton Foreign Fund, Fidelity Growth and Income Portfolio, Fidelity Contra Fund, Fidelity Low-Priced Stock Fund, Fidelity U.S. Equity Index Commingled Pool Fund (formerly known as the Fidelity Institutional S&P 500 Index), Putnam Vista Fund, Putnam New Opportunities Fund and Fidelity Magellan Fund.

   o Company Stock Fund - A fund consisting primarily of the Company's common stock. This fund limits participant investment to 50% of current contributions or account balance on transfers.

Each fund reinvests its income in that fund.

The Company contributes to the Plan via a Company matching contribution and a Company retirement contribution. The Company matches basic contributions at a rate determined by the Company's board of directors. For 1997 and 1996, the match was set at 50 percent of basic contributions. The Plan requires that Company matching contributions be at least 25 percent, but no more than 100 percent of participants' basic contributions.

As a Company retirement contribution, the Company contributes one percent of each eligible participant's monthly compensation to the Plan. An additional one percent is contributed to the Plan for employees who meet certain criteria, as outlined in the Plan.

Effective October 1, 1995 for Company matching contributions, and effective March 1, 1996 for Company retirement contributions, the Plan was amended to provide for an offset to the Company contributions under the Plan with an equivalent benefit to the Plan participants under the Ingersoll-Rand/Clark Leveraged Employee Stock Ownership Plan (LESOP). Amounts accrued under the Plan prior to the effective dates of these amendments remain in the Plan unaffected.

Participant contributions are always 100 percent vested. Effective March 1, 1997, Company matching and retirement contributions, including those provided to the LESOP, vest on a five-year, graded-vesting schedule. Employees are immediately 20 percent vested. After completing two years of service, the vested percentage increases in increments of 20 percent per year until fully vested after five years of service. All Company matching and retirement contributions become 100 percent vested if the participant's employment terminates under the terms of the plan due to disability, retirement or death.

On any business day, participants may change their allocation of future contributions and transfer prior contributions between funds. Transfers of prior contributions are in whole percentages.

Participants have several options that permit access to their contributions, earnings, and certain vested Company contributions. These options are subject to certain rules and restrictions.

Plan distributions may be in the form of a lump sum, installments over a maximum of five years, or in such other manner that the Benefits Committee may permit.

Participant accounts are kept in units or shares and are valued on a daily basis.

At December 31, 1997 and 1996, the number of participants with balances in the Plan approximated 18,200 and 15,100, respectively. The number of participants contributing to each of the Plan's funds at December 31, 1997, were approximately:

Fixed Income Fund                                      15,300
Mutual Fund:
  Fidelity Fund                                             -
  Fidelity Growth and Income Portfolio                  5,900
  Fidelity U.S. Equity Index Portfolio                      -
  Fidelity Magellan Fund                                4,400
  Templeton Foreign Fund                                1,400
  Fidelity Contra Fund                                  1,600
  Fidelity Low Priced Stock Fund                        1,900
  Fidelity U.S. Equity Index Commingled Pool Fund       4,900
  Putnam Vista Fund                                     2,500
  Putnam New Opportunities Fund                         3,100
Ingersoll-Rand Company Stock Fund                       5,600

The Benefits Committee, which is appointed by the Company's board of directors (or its delegate), administers the Plan. The Finance
Committee of the Company's board of directors establishes the Plan's investment policies.

The Company intends to continue the Plan indefinitely. However, the Company retains the right to discontinue the Plan. If the Company discontinues the Plan, all participant account balances become fully vested at the termination date.

In August 1997, the Company's board of directors declared a three-for-two stock split of the Company's common stock. The stock split was made in the form of a stock dividend and was paid on September 2, 1997. All prior year share amounts have been restated to reflect the stock split.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Plan follows the accrual method of accounting.  The Chase
Manhattan Bank (Chase) and Coopers & Lybrand LLP are trustee and recordkeeper of the Plan, respectively.

Use of Estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Valuation of Investments:

Plan assets are part of the Combined Trust, which provides unified investment management. Chase invests the Plan assets in the various Combined Trust investment funds.

Separate participant accounts are maintained by investment fund.
These accounts record contributions, withdrawals, transfers, earnings and changes in market value.

The Putnam Guaranteed Horizon Accounts and the Putnam Managed
Accounts are recorded at their respective contract value. Contract value equals principal plus cumulative interest earned, reduced by distributions.

The Chase Domestic Liquidity Fund contains short-term debt, bank certificates of deposit and collateralized repurchase agreements. The carrying value of these investments is a reasonable estimate of their current value due to the short-term nature of the instruments. Rates of return on the money-market funds vary with the instruments purchased and changes in short-term interest rates.

The financial statements report investments in the Mutual Fund and the Ingersoll-Rand Company Common Stock at current value based on published market quotations.

Security Transactions and Investment Income:

Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the participant's average unit cost.

Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.

The statement of income and changes in Plan/fund equity includes unrealized appreciation or depreciation in accordance with the policy of stating investments at current value. Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.

Contributions:

Participant and Company matching contributions are contributed to the Combined Trust or the LESOP trust, as applicable, on a monthly basis. Participant contributions for each fund are based on the participants' investment decisions. Company retirement contributions are contributed to the Combined Trust or the LESOP after the end of each month or annually, as outlined in the Plan. The Company matching and retirement contributions may be made to the Combined Trust or the LESOP in cash or Company stock.

Forfeitures:

Forfeitures of nonvested Company contributions occur when participants are terminated. Forfeitures of $587,084 in 1997 and $569,345 in 1996 were used to reduce future Company contributions.

Expenses of the Plan:

Most expenses for the administration of the Plan and the Combined
Trust are paid for by the Company. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments.

Benefit Obligations:

Distributions to terminated employees are recorded in each fund's financial statements, when paid. The approved and unpaid amounts were $2,850,775 and $1,720,418 at December 31, 1997 and 1996 respectively. These amounts will be reflected as liabilities on the Plan's Form 5500 in accordance with Department of Labor Regulations.

NOTE 3 - FIXED INCOME FUND:

Investments in the Fixed Income Fund at December 31 were as follows:

                                         1997             1996

Putnam Guaranteed Horizon Accounts    $ 39,701,027    $ 78,726,520
Putnam Managed Accounts                136,945,125      93,410,720
Chase Domestic Liquidity Fund           33,095,881      20,347,083
MetLife Stable Income Funds             59,125,348           -
Total Combined Trust Fixed
  Income Fund                          268,867,381     192,484,323

Less:  Other plans                      61,566,214      52,374,576

Plan investment in Fixed Income
  Fund                                $207,301,167    $140,109,747


NOTE 4 - MUTUAL FUND:

Investments in the Mutual Fund at December 31 were as follows:
                                         1997             1996

Fidelity Fund                         $    424,298    $ 17,710,287
Fidelity Growth and Income Portfolio    89,016,560      64,067,743
Fidelity U.S. Equity Index Portfolio       705,452      71,666,187
Fidelity Magellan Fund                  53,004,254      57,388,300
Templeton Foreign Fund                   7,995,696           -
Fidelity Contra Fund                    14,711,437           -
Fidelity Low Priced Stock Fund          18,848,539           -
Fidelity U.S. Equity Index
 Commingled Pool Fund                  100,620,520           -
Putnam Vista Fund                       30,301,501           -
Putnam New Opportunities Fund           31,730,581           -

Total Combined Trust Mutual Fund       347,358,838     210,832,517

Less: Other plans                       49,873,453      50,462,330

Plan investment in Mutual Fund        $297,485,385    $160,370,187

The total cost of the Combined Trust Mutual Funds was $285,756,879 and $165,220,983 at December 31, 1997 and 1996, respectively.

Net realized and unrealized appreciation (depreciation) of
investments for the years ended December 31, 1997 and 1996 was as follows:
                                         1997             1996

Fidelity Fund                          $   986,287    $  1,033,725
Fidelity Growth and Income Portfolio    16,431,077       6,672,187
Fidelity U.S. Equity Index Portfolio     5,208,378      11,398,945
Fidelity Magellan Fund                   8,513,494     (2,848,573)
Templeton Foreign Fund                   (177,221)           -
Fidelity Contra Fund                       904,623           -
Fidelity Low Priced Stock Fund           1,646,255           -
Fidelity U.S. Equity Index
  Commingled Pool Fund                  20,368,899           -
Putnam Vista Fund                        5,446,080           -
Putnam New Opportunities Fund            5,426,059           -

Total Combined Trust Mutual Fund        64,753,931      16,256,284

Less: Other plans                       12,870,607       4,003,728

Net plan appreciation                  $51,883,324    $ 12,252,556


NOTE 5 - COMPANY STOCK FUND:

Investments in the Company Stock Fund at December 31 were as follows:
                                         1997             1996
Ingersoll-Rand Company common stock   $295,081,502    $223,084,354
Chase Domestic Liquidity Fund            3,564,578       1,763,709

Total Combined Trust Ingersoll-Rand
  Company Stock Fund                   298,646,080     224,848,063

Less: Other plans                       19,413,765      20,121,473

Plan investment in Ingersoll-Rand
  Company Stock Fund                  $279,232,315    $204,726,590


The Company Stock Fund investment in Company common stock at December 31, 1997 and 1996, included 7,285,963 shares and 7,495,056 shares, respectively. At December 31, 1997 and 1996, the average cost of these shares was $123,451,463 and $114,705,537, respectively.

Net realized and unrealized appreciation of investments for the years ended December 31, 1997 and 1996 was as follows:

                                          1997            1996
Combined Investment Trust             $80,697,853     $51,347,920
Less: Other plans                       5,245,175       4,525,949

Net Plan appreciation                 $75,452,678     $46,821,971

NOTE 6 - LOAN FUND:

The Plan allows participants to borrow from their vested account balance subject to certain limits. Loans are withdrawn from the participants' accounts in a sequence outlined in the Plan.

The number of loans outstanding at December 31, 1997 and 1996 was 8,363 and 8,122, respectively.

The Benefits Committee establishes the loan interest rate and reviews the rate quarterly. The loan rate may be adjusted each quarter thereafter in order to reflect the current prime rate. In 1997 and 1996, the interest rate on new loans was 9%. Interest charges begin 60 days after the initial loan date.

Loans are repaid in equal installments through payroll deductions over a maximum of five years. Loan repayments consist of interest and principal, and are reinvested according to the participant's current investment elections. If a participant terminates employment with the Company, any outstanding loan balance is considered a distribution.

NOTE 7 - FEDERAL INCOME TAXES:

In May 1997, a favorable determination letter was received from the Internal Revenue Service indicating that the Plan satisfied the requirements for qualification under Section 401(a) of the Internal Revenue Code. The trust established for the Plan is exempt from federal income tax under Section 501(a) of the Internal Revenue Code. Therefore, the financial statements do not provide for income taxes.

Employees defer taxes on income earned, Company contributions, and contributions made under the salary deferral feature. Taxes on employee distributions depend on the form and amount of such payment.

NOTE 8 - TRANSFERS (FROM) TO OTHER PLANS:

Effective March 1, 1997, the Ingersoll-Rand Company Hourly Pension Plan (Plan 45), the Clark Savings and Investment Plan and the
Ingersoll-Rand Company Retirement Account Plan were merged into the Plan, transferring approximately $158 million of assets.

Approximately $9 million of investments related to the former employees of the Process Systems Group, which was sold in 1996, were transferred from the Plan in 1997. Other dispositions during 1997 resulted in approximately $1.2 million of investment assets transferred from the Plan.

In 1997 and 1996, there were also transfers to (from) the Plan resulting from the transfer of Ingersoll-Dresser Pump Company and Dresser Industries employees.

In 1996, there were transfers to the Plan resulting from the acquisition of the Steelcraft Division of MascoTech, Inc. of $8 million and transfers from the Plan of $15 million due to the sale of the Process Systems Group.


NOTE 9 - COMBINED INVESTMENT TRUST FINANCIAL INFORMATION:

At December 31, 1997 and 1996, the Plan had an 85% and 80% participation, respectively, in the Combined Investment Trust. The financial statements for the Combined Investment Trust are prepared on the modified cash basis of accounting, which in the case of the Combined Investment Trust is substantially the same as the accrual basis of accounting. The financial statements for the years ended December 31, 1997 and 1996 follow.

COMBINED INVESTMENT TRUST

STATEMENTS OF NET ASSETS AVAILABLE
FOR BENEFITS
At December 31                             1997           1996

Investments:
Fixed Income Fund:
   Putnam Guaranteed Horizon Accounts  $ 39,701,027   $ 78,726,520
   Chase Domestic Liquidity Fund         33,095,881     20,347,083
   Putnam Managed Accounts              136,945,125     93,410,720
   MetLife Stable Income Fund            59,125,348          -
Total Fixed Income Fund                 268,867,381    192,484,323

Mutual Fund:
   Templeton Foreign Fund                 7,995,696          -
   Fidelity Contra Fund                  14,711,437          -
   Putnam Vista Fund                     30,301,501          -
   Fidelity U.S. Equity Index
     Commingled Pool Fund               100,620,520          -
   Fidelity Low Priced Stock Fund        18,848,539          -
   Fidelity Growth and Income Portfolio  89,016,560     64,067,743
   Putnam New Opportunities Fund         31,730,581          -
   Fidelity Magellan Fund                53,004,254     57,388,300
   Fidelity U.S. Equity Index Portfolio     705,452     71,666,187
   Fidelity Fund                            424,298     17,710,287
Total Mutual Fund                       347,358,838    210,832,517

Ingersoll-Rand Company
   Common Stock Fund                    298,646,080    224,848,063

Total investments at current value
   (cost - $681,640,301 in 1997 and
   $471,872,442 in 1996)                914,872,299    628,164,903

Participant loans receivable             32,635,258     27,989,253

Net assets available for benefits      $947,507,557   $656,154,156


   The accompanying notes are an integral part of these financial statements.



COMBINED INVESTMENT TRUST

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
At December 31                             1997           1996

Additions to net assets:
   Contributions received              $ 61,301,154   $ 51,149,315
   Dividends and interest income
     from investments                    34,903,371     31,806,347
   Net appreciation of investments      145,451,784     67,604,204
   Transfers from other plans           151,939,773     12,582,414

Total additions                         393,596,082    163,142,280

Deductions from net assets:
   Participant withdrawals and
     distributions                       87,845,689     61,649,249
   Transfers to other plans              14,396,992     18,605,989
   Transfers to other funds, net              -              -

Total deductions                        102,242,681     80,255,238

Increase in net assets for the year     291,353,401     82,887,042

Net assets, beginning of year           656,154,156    573,267,114

Net assets, end of year                $947,507,557   $656,154,156


   The accompanying notes are an integral part of these financial statements.



NOTE A - GENERAL DESCRIPTION OF THE COMBINED INVESTMENT TRUST:

The Combined Investment Trust (Combined Trust) provides unified investment management of the assets of several plans sponsored by Ingersoll-Rand Company or its subsidiaries. The participants of the individual plans are eligible employees of Ingersoll-Rand Company or its subsidiaries. The Chase Manhattan Bank (Chase) and Coopers & Lybrand LLP are the trustee and recordkeeper, respectively of the Combined Trust. The Combined Trust maintains separate participant accounts by investment fund in units. These accounts record contributions, withdrawals and transfers, and reflect investment earnings and changes in market value.

Certain of these plans, namely the I-R/Clark Leveraged Employee Stock Ownership Plan, the Ingersoll-Rand/Thermo King Savings and Stock Investment Plan and the Ingersoll-Rand/Thermo King Retirement Savings Plan of Puerto Rico participate only through investment in the Fixed Income Fund and/or the Ingersoll-Rand Stock Fund of the Combined Trust.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Combined Trust uses the modified cash basis of accounting which in the case of the Combined Trust is substantially the same as accrual basis accounting.

Use of Estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires the Benefits Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.
Actual results could differ from those estimates.

Valuation of Investments:

The Putnam Guaranteed Horizon Accounts and the Putnam Managed
Accounts are recorded at their respective contract value. Contract value equals principal plus cumulative interest earned, reduced by distributions.

The Chase Domestic Liquidity Fund contains short-term debt, bank certificates of deposit and collateralized repurchase agreements. The carrying value of these investments is a reasonable estimate of their current value due to the short-term nature of the instruments. Rates of return on the money-market funds vary with the instruments purchased and changes in the short-term interest rates.

The financial statements report investments in the Mutual Fund and the Ingersoll-Rand Company common stock at current value based on published market quotations.

Security Transactions and Investment Income:

Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the participant's average unit cost.

Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.

The statement of changes in net assets includes unrealized appreciation or depreciation in accordance with the policy of stating investments at current value. Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.

Contributions and Expenses:

The Combined Trust records contributions when received from the participating Plans. It reports disbursements from the participating Plans for participant withdrawals, loans and Plan to Plan transfers when paid.

Most expenses for the administration of the participating Plans and the Combined Trust are paid for by the companies. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments.

Reclassifications:

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE C - INVESTMENTS:

At December 31, 1997 and 1996, certain assets of the Combined Trust were invested in synthetic investment contracts. The Putnam Guaranteed Horizon Accounts and the Putnam Managed Accounts consist principally of an investment agreement between the Company and Putnam and a wrapper contract with a financially responsible third party which provides liquidity or benefit-responsiveness.

The Putnam Guaranteed Horizon Accounts under contract at December 31,
1997 were:
                                 Guaranteed
   Amount      Average Yield   Rate of Return        Maturity Date
$33,004,081        5.65%            6.224%        November 15, 1999
  6,696,946        5.12%            5.440%        February 28, 1998
$39,701,027

The Putnam Guaranteed Horizon Accounts under contract at December 31,
1996 were:
                                 Guaranteed
   Amount      Average Yield   Rate of Return        Maturity Date
$ 6,742,584        5.78%            5.440%        February 15, 1998
 24,963,300        5.79%            7.438%        December 22, 1997
 15,214,111        5.33%            5.930%        May 15, 1997
 31,806,525        6.09%            6.224%        November 15, 1999
$78,726,520

The Putnam Managed Accounts under contract at December 31, 1997 were:
                          Net Crediting
               Average      Interest
   Amount       Yield         Rate            Maturity Date
$100,561,308    6.16%        6.268%     None-end upon written notice
  36,383,817    6.03%        6.120%     None-end upon written notice
$136,945,125

The Putnam Managed Account under contract at December 31, 1996 was:
                          Net Crediting
               Average      Interest
   Amount       Yield         Rate            Maturity Date
$93,410,720     6.68%        6.05%      None-end upon written notice

The net crediting rate for all synthetic investment contracts is reset twice a year, on January 1 and July 1. In no event shall the net crediting rate be reset below 0%.

The Chase Domestic Liquidity Fund reported an annualized rate of return as of December 31 of 5.65% in 1997 and 5.30% in 1996.

The Metropolitan Life Insurance (MetLife) Stable Income Fund invests in a group annuity contract which is carried at contract value which approximates current value. Interest rates credited to the fund were 6.27% in 1997 and 6.40% in 1996. This contract has no expiration date. The MetLife group annuity contract consists principally of an investment agreement between the Company and MetLife in which MetLife maintains a separate account for the investment of participants' assets in an actively managed institutional bond fund.

Net realized gain (loss) on securities sold of the Combined Trust's investments for the years ended December 31, 1997 and 1996 was as follows:

                                         1997             1996
Mutual Fund:
  Fidelity Fund                        $ 2,814,917     $   153,780
  Fidelity Growth and Income
   Portfolio                             4,802,439       1,043,544
  Fidelity U.S. Equity Index
   Portfolio                            29,744,529       3,323,568
  Fidelity Magellan Fund                 3,886,631        (686,940)
  Templeton Foreign Fund                   562,003           -
  Fidelity Contra Fund                     212,092           -
  Fidelity Low Priced Stock Fund           260,284           -
  Fidelity U.S. Equity Index
   Commingled Pool Fund                  1,839,454           -
  Putnam Vista Fund                      2,947,297           -
  Putnam New Opportunities Fund          1,158,185           -

Total Mutual Fund                       48,227,831       3,833,952

Ingersoll-Rand Company Common Stock     19,210,842      19,337,501

Net realized gain                      $67,438,673     $23,171,453


Net unrealized gain (loss) of the Combined Trust's investments for the years ended December 31, 1997 and 1996 was as follows:

                                         1997             1996
Mutual Fund:
  Fidelity Fund                        $(1,828,630)    $   879,945
  Fidelity Growth and Income
   Portfolio                            11,628,638       5,628,643
  Fidelity U.S. Equity Index
   Portfolio                           (24,536,151)      8,075,377
  Fidelity Magellan Fund                 4,626,863      (2,161,633)
  Templeton Foreign Fund                  (739,224)          -
  Fidelity Contra Fund                     692,531           -
  Fidelity Low Priced Stock Fund         1,385,971           -
  Fidelity U.S. Equity Index
   Commingled Pool Fund                 18,529,445           -
  Putnam Vista Fund                      2,498,783           -
  Putnam New Opportunities Fund          4,267,874           -

Total Mutual Fund                       16,526,100      12,422,332

Ingersoll-Rand Company Common Stock     61,487,011      32,010,419

Net unrealized gain                    $78,013,111     $44,432,751

NOTE D - FEDERAL INCOME TAXES:

The Ingersoll-Rand Company Savings and Stock Investment Plan, the Ingersoll-Dresser Pump Company Savings and Investment Plan, the Ingersoll-Rand Company Savings Plan for Bargaining Unit Employees and the I-R/Clark Leveraged Employee Stock Ownership Plan have received favorable determination letters from the Internal Revenue Service, indicating that the plans satisfy the requirements for qualification under Section 401(a) of the Internal Revenue Code. Determination letters are pending for the new I-R/Thermo King Savings Plans. The Combined Trust is exempt from income tax under Section 501(a) of the Internal Revenue Code. Therefore, these financial statements do not provide for income taxes.


NOTE E - PARTICIPANT LOANS RECEIVABLE:

Participants in certain Plans may borrow from their vested account balances subject to terms defined by the individual Plans.

NOTE F - TRANSFERS TO/FROM OTHER PLANS:

Effective March 1, 1997, the Ingersoll-Rand Company Hourly Pension Plan (Plan 45) and the Clark Savings and Investment Plan were merged into the Combined Trust, transferring approximately $108 million of assets. Additionally in 1997, approximately $40 million, net, was transferred from the I-R/Clark Leveraged Employee Stock Ownership Plan. Approximately $9 million of investments remaining in 1997 related to the former employees of the Process Systems Group which was sold in 1996, were transferred out of the Combined Trust.

In 1996, assets were transferred to the Combined Trust due to the establishment of the Savings Plan for Bargaining Unit Employees on January 1, 1996 and also due to the acquisition of the Steelcraft
Division of MascoTech, Inc.   In 1996, there were transfers from the
Combined Trust to Ingersoll-Rand Company Pension Plan One and the Dresser Industries Savings Plan. Additionally, the assets related to the employees of the Pulp Machinery Division of the Process Systems Group which was sold in 1996, were transferred from the Combined Trust.




                                                                      SCHEDULE I
                             INGERSOLL-RAND COMPANY
                            COMBINED INVESTMENT TRUST
                             ITEM 27A - SCHEDULE OF
                       ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1997

                                                       Shares, Units
                                       Description       Principal      Cost of      Current
    Identity of Issue                 of Investment        Amount        Asset        Value

Guaranteed Investment Contracts:
Putnam Guaranteed Horizon Accounts:
  Contract VI                       6.224%; 11/15/99             -   $ 33,004,081  $ 33,004,081
  Contract IX                       5.440%; 2/28/98              -      6,696,946     6,696,946
Putnam Managed Account I          6.268%; no maturity            -    100,561,308   100,561,308
Putnam Managed Account II         6.120%; no maturity            -     36,383,817    36,383,817
MetLife Insurance Company        Group Annuity Contract          -     59,125,348    59,125,348

Templeton Foreign Fund            Open-end mutual fund     803,588      8,734,920     7,995,696
Fidelity ContraFund               Open-end mutual fund     315,493     14,018,906    14,711,437
Putnam Vista Fund                 Open-end mutual fund   2,552,780     27,802,718    30,301,501
Fidelity U.S. Equity Index
  Commingled Pool Fund            Open-end mutual fund   3,718,423     82,091,076   100,620,520
Fidelity Low Priced Stock Fund    Open-end mutual fund     750,041     17,462,568    18,848,539
Fidelity Growth & Income Portfolio Open-end mutual fund  2,336,393     64,309,328    89,016,560
Putnam New Opportunities Fund     Open-end mutual fund     652,222     27,462,707    31,730,581
Fidelity Magellan Fund            Open-end mutual fund     556,358     43,019,703    53,004,254
Fidelity U.S. Equity Index
  Portfolio                       Open-end mutual fund      20,167        489,619       705,452
Fidelity Fund                     Open-end mutual fund      14,233        365,334       424,298

Ingersoll-Rand Company Common
  Stock                                 Class A          7,285,963    123,451,463   295,081,502
Chase Domestic Liquidity Fund      Money Market Fund    36,660,459     36,660,459    36,660,459
Participant Loans Receivable     Due 1/1/97-12/31/02;9%          -              -    32,635,258

                                                                     $681,640,301  $947,507,557


                                                                      SCHEDULE V

                             INGERSOLL-RAND COMPANY
                            COMBINED INVESTMENT TRUST
                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                   (in 000's)

                                                                             Current
                                                         Expense              Value
                                                         Incurred          of Asset on    Net
 Identity of      Description      Purchase   Selling      With    Cost of Transaction   Gain/
Party Involved      of Asset        Price      Price   Transaction  Asset      Date      (Loss)

Chase Domestic     Money Market
 Liquidity Fund        Fund        153,906          -         -          -    153,906         -

Chase Domestic     Money Market
 Liquidity Fund        Fund              -    139,628         -    139,628    139,628         -

Fidelity Growth &    Open-end
 Income Portfolio  Mutual Fund      27,490          -         -          -     27,490         -

Fidelity Growth &    Open-end
 Income Portfolio  Mutual Fund           -     18,436         -     13,634     18,436     4,802

Fidelity
 Institutional
 Trust U.S. Equity   Open-end
 Index             Mutual Fund      84,694          -         -          -     84,694         -

Fidelity
 Institutional
 Trust U.S. Equity   Open-end
 Index             Mutual Fund           -      1,921         -      1,903      1,921        18

Fidelity Magellan    Open-end
 Fund              Mutual Fund      13,540          -         -          -     13,540         -

Fidelity Magellan    Open-end
 Fund              Mutual Fund           -     26,627         -     22,701     26,627     3,926

Fidelity U.S.        Open-end
 Equity Index Fund Mutual Fund       3,408          -         -          -      3,408         -

Fidelity U.S.        Open-end
 Equity Index Fund Mutual Fund           -     79,577         -     49,833     79,577    29,744

I-R Company Common
 Stock               Class A        22,349          -         9          -     22,340         -

I-R Company Common
 Stock               Class A             -     27,940        13     10,310     27,940         -

Putnam Investments
 GIC Horizon V    7,44%;12/22/97     6,546          -         -          -      6,546         -

Putnam Investments
 GIC Horizon V    7,44%;12/22/97         -     26,546         -     26,546     26,546         -

Putnam New
 Opportunities       Open-end
 Fund              Mutual Fund      31,880          -         -          -     31,880         -

Putnam New
 Opportunities       Open-end
 Fund              Mutual Fund           -      5,575         -      4,417      5,575     1,158

Putnam Vista         Open-end
 Fund              Mutual Fund      33,546          -         -          -     33,546         -

Putnam Vista         Open-end
 Fund              Mutual Fund           -      8,691         -      5,744      8,691     2,947





                                                            EXHIBIT




                 CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 No. 333-42133 of Ingersoll-Rand Company of our report dated June 5, 1998 which appears elsewhere in this Form 11-K.

/S/ Price Waterhouse
PRICE WATERHOUSE LLP
Florham Park, New Jersey
June 24, 1998